

June 20, 2025

Jacob D. Cohen
Chief Executive Officer
Mangoceuticals, Inc.
15110 N. Dallas Parkway, Suite 600
Dallas, Texas 75248

> **Re: Mangoceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 13, 2025**
> **File No. 333-288039**

Dear Jacob D. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: David M. Loev, Esq.